

TOKEN
METRICS





TOKEN METRICS VISION



DISCLAIMER



TOKEN
METRICS



TOKEN METRICS VISION

AUDIENCES

Token Metrics aims to reach people who are interested in making sound investments—and a healthy profit—in cryptocurrency. This can range from the crypto-curious (people who have yet to invest in digital assets but want to learn more) to seasoned crypto folks looking to maximize their return on investment.

For high-level messaging purposes, these audiences can be divided into two distinct groups:

- *Mainstream audience*

  - From the crypto-curious who are frustrated with the status quo of the current financial system and believe in the promise of cryptocurrency to those who don't care about ideology, but just want to make money.

  - Anyone intrigued by this thing called bitcoin and who may suffer from FOHO (fear of holding off). They know they should get into the crypto market, but is it too late? They don't know where to start, but they want to find out.

  - This includes legacy investors who need to be educated on the basics of crypto, but are familiar with traditional Wall Street investing. For example, folks who use investing apps like Robinhood.

- *Crypto investor audience*

  - From "normies" and "newbies" who may have some crypto holdings but want a deeper understanding of crypto market dynamics to more seasoned and sophisticated crypto investors who are looking for smart guidance and direction (on how to get to the moon and beyond).

  - Individual/retail investors who already have bought bitcoin or other altcoins, and are seeking more market intelligence, data, and analysis to guide their investment decisions.

  - This includes Token Metric's existing customer base, which ranges from retail investors and traders to crypto fund managers in more than 50 countries. We want to maintain and grow their customer loyalty, and perhaps upgrade them to higher-tier subscriptions, or even use them as evangelists to help spread the word to their friends, family and peers.

TOKEN METRICS

WHAT IS TOKEN METRICS? ELEVATOR PITCH

Token Metrics is an AI-driven cryptocurrency research company that uses artificial intelligence to build crypto indices, rankings, and price predictions.

- Token Metrics offers crypto market intelligence powered by AI and human analysts. Using machine learning, the algorithms are continuously improving and getting smarter. The combination of AI and human analysis allows investors to adapt strategies for bull and bear markets.

- The minds behind Token Metrics are a powerhouse of finance and blockchain professionals who have a background at major investment banks like Goldman Sachs, J.P. Morgan, Morgan Stanley, and retail houses like Charles Schwab. Those team members work alongside a technology team led by people with backgrounds at IBM Watson and experience providing open-source analytics to retail investors.

- Token Metrics wants to make investing in crypto as easy as investing in equities like Apple or Telsa stock, and accessible to all, no matter your race, gender, geography, economic status, or creed.

  - To this end, it delivers its research through various channels, such as Token Metrics live on YouTube, a socially and culturally inclusive show that airs each Sunday, showcasing people of different backgrounds and races working together to help themselves and others prosper.

Key Differentiators

- **Professional (human) Analysts:** Leveraging the expertise of professional investment analysts, developers, and traders from firms like Goldman Sachs, JP Morgan, and IBM, Token Metrics has created proven systems for evaluating cryptocurrencies.

- **Sophisticated Analytics:** Based on more than 70 data points from diverse sources, Token Metrics analyzes each cryptocurrency to determine its long-term and short-term profitability to create holistic evaluations.

- **Artificial Intelligence:** By testing millions of deep learning neural networks against each other, Token Metrics creates thoroughly tested crypto ratings that streamline the decision-making process for traders and investors. It's a "Survival of the Fittest" crypto-ratings selection process.

  - The **Token Metrics Machine Learning engine** rates cryptocurrencies using genetic algorithms, modeled after Darwin's Theory of Natural Selection.

  - **Genetic algorithms** create well-performing solutions to optimization and search problems using biological concepts such as mutation, crossover, and selection.

    - Five phases of a genetic algorithm:

      - Initial Population - set of random individuals. For Token Metrics this was a set of data selected by their brain trust of human analysts.

TOKEN METRICS

- Fitness Function - evaluates an individual's ability to outperform other individuals. For Token Metrics, it is which set of data performed the best.
- Selection - those with the highest fitness scores are selected. Same for the best-performing data sets.
- Crossover - process of mating two individuals by combining genetic information to create offspring. These two individuals become parents.
- Mutation - process of inserting randomness into the creation of offspring to avoid premature convergence.

- Token Metrics applies genetic algorithms to create evolving weights for cryptocurrency ratings.

  - Weights are calculated by backtesting using the Fitness Function to maximize the accuracy by selecting from at least 100 generations and evaluating 500 random individual solutions from the population. The models' complexity is $O(n*m)$, where n is the generation, and m is population.
  - The best-performing weights are tested daily and made available by the Token Metrics team via Application Programming Interfaces (APIs) to the Token Metrics Indices. The rating weights that lead to the best investment performance are selected.
  - Only the winning models are used to create the official **Token Metrics Indices**, the crypto industry's most thoroughly tested crypto ratings.

TAGLINE

Token Metrics: To the moon and beyond!

VISION STATEMENT

Token Metrics' vision is to provide true economic empowerment for all humanity by helping narrow the wealth inequality gap between the top 1% and bottom 99%.

- Token Metrics wants to make crypto accessible to all and seeks to democratize quantitative investing through education and research tools.

- Token Metrics wants to help those who are unbanked, in emerging markets, or at a disadvantage level the financial playing field.

- Token Metrics believes crypto can be a means of constructive rebellion against existing centralized systems (financial, social, government, etc.), It is a way to affect positive change by giving people power over their own finances and lives.

TOKEN METRICS



MISSION STATEMENT

Token Metrics aims to empower anyone who is interested in crypto investing with the information needed to onboard and build a profitable portfolio.

- Token Metrics wants to be the gold standard for crypto market intelligence.

- Token Metrics is like the Vanguard of crypto. Vanguard introduced the concept of the index fund in 1976. The Vanguard 500 Index Fund, which tracks the performance of the S&P 500, has become one of the largest mutual funds in the world. Vanguard funds attempt to keep pace with an underlying benchmark. In the same vein, Token Metrics wants to become a standard and trusted benchmark for crypto investing.

- Token Metrics wants to democratize crypto in the same way that Charles Schwab democratized equities. Token Metrics wants to lower the barriers to entry and make investing available to the masses.

POSITIONING STATEMENTS

Mainstream Audience

Token Metrics is the premier, go-to source to learn about, onboard to, and profit from crypto asset allocation. The company founder developed an analytical "moneyball" approach, based on evidence (hard data) and statistical trends, then recruited an analyst from traditional finance.

Token Metrics offers both the best quality data and delivery mechanism in crypto (indices + humans). Two men from very different backgrounds have come together for a common cause: to make people's lives better through crypto.

- Ian Balina, Founder & CEO

  - Born in Kampala, Uganda. Immigrated to the United States at age 8.
  - Studied at The George Washington University (GWU), where he earned a Bachelors and Masters in Computer Engineering. Won an audition to be one of his school's graduation speakers, and spoke alongside Michelle Obama.
  - Software developer at IBM Watson (AI).

- Bill Noble, Chief Technical Analyst

  - Born in New Jersey.
  - Attended Rutgers University in NJ, earned a BA in Economics, then an Executive MBA at The University of Texas.
  - 20+ years at Goldman, Charles Schwab, Morgan Stanley, Morningstar analyzing financial big data to surface actionable insights.

TOKEN METRICS

Crypto Investor Audience

Token Metrics provides the smartest crypto investment data in the industry, and is continuously improving its products to help its customers build a profitable portfolio. Token Metrics is not just data and tools, but also a community of like-minded, fellow investors and experts who you can trust and learn from. Token Metrics rates cryptocurrencies like MorningStar rates equities. The proprietary AI goes through the extensive data to determine which cryptocurrencies Token Metrics is bullish on. In short, Token metrics translates big data into smart analysis and actionable insights. Currently offers three products:

- AI-driven Crypto Indices
- AI-driven Ratings
- AI-driven Price Predictions

TERMS TO DESCRIBE TOKEN METRICS

- Accessible
- AI-driven
- Bold
- Bridge from legacy to crypto markets
- Bullish
- Crypto market experts
- Data analysts
- Decentralized (end goal)
- Educational
- Empowering

- Finance experts
- Innovative
- Liberating
- Pioneering
- Profit-builders
- Proven
- Smart
- Sophisticated
- Trustworthy



TOKEN METRICS



DISCLAIMER

Token Metrics Media LLC is a regular publication of information, analysis and commentary focused especially on blockchain technology and business, cryptocurrency, blockchain-based tokens, market trends, and trading strategies.

Token Metrics Media LLC does not provide individually tailored investment advice and does not take a subscriber's or anyone's personal circumstances into consideration when discussing investments; nor is Token Metrics Media LLC registered as an investment adviser or broker-dealer in any jurisdiction.

Information contained herein is not an offer or solicitation to buy, hold or sell any security. The Token Metrics team have advised and invested in many blockchain companies. A complete list of their advisory roles and current holdings can be viewed here: https://tokenmetrics.com/disclosures/

TOKEN METRICS